U.S. SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                             FORM 12B-25

                     NOTIFICATION OF LATE FILING
                             (CHECK ONE)

[ ] Form 10-KSB   [ ] Form 20-F   [ ] Form 11-K  [X] Form 10-Q   [ ]Form N-SAR

For period ended:   March 31, 2005

     [ ]   Transition Report on Form 10-K
     [ ]   Transition Report on Form 20-F
     [ ]   Transition Report on Form 11-K
     [ ]   Transition Report on Form 10-Q
     [ ]   Transition Report on Form N-SAR
     For the Transition Period Ended:   N/A

                                PART I
                        REGISTRANT INFORMATION

Full Name of Registrant:                Lions Petroleum Inc.
SEC File No.                            000-30285
Address of Principal Executive Office:  600 17th Street, Suite 2800 South
City, State and Zip Code:               Denver, Colorado 80202

                               PART II
                       RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.


                               PART III
                              NARRATIVE

     Without unreasonable effort and expense, management was unable to complete the review of the financial statements for this report within such time period as to allow the timely filing of this quarterly report.

                               PART IV
                          OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Dale M. Paulson          702-359-1604

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     [X] Yes        [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [X] Yes        [  ] No

     The company currently has no operations, but it had operations during the corresponding period for the last fiscal year.

Lions Petroleum Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:     May 16, 2005
                                  /s/ Dale M. Paulson
                             By:________________________________
                                Dale M. Paulson, President